                                                                HEI Exhibit 12.1
                                                                ----------------


Hawaiian Electric Industries, Inc. and subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)


                                                                       Six months ended June 30,
                                             --------------------------------------------------------------------------
(dollars in thousands)                            1998 (1)            1998 (2)            1997 (1)            1997 (2)
-----------------------------------------------------------------------------------------------------------------------
FIXED CHARGES
Total interest charges (3)
   The Company...............................      $ 71,705            $143,970            $ 67,775            $108,663
   Proportionate share of fifty-percent-
    owned persons............................           247                 247                 309                 309

Interest component of rentals................         1,766               1,766               1,481               1,481
Pretax preferred stock dividend requirements
 of subsidiaries.............................         4,785               4,785               5,261               5,261

Preferred securities distribution
 requirements of trust subsidiaries..........         6,192               6,192               4,439               4,439
                                                   --------            --------            --------            --------


TOTAL FIXED CHARGES..........................      $ 84,695            $156,960            $ 79,265            $120,153
                                                   ========            ========            ========            ========

EARNINGS
Pretax income................................      $ 72,754            $ 72,754            $ 68,365            $ 68,365
Fixed charges, as shown above................        84,695             156,960              79,265             120,153
Interest capitalized
   The Company...............................        (3,423)             (3,423)             (3,172)             (3,172)
   Proportionate share of fifty-percent-
    owned persons............................           (34)                (34)               (302)               (302)
                                                   --------            --------            --------            --------

EARNINGS AVAILABLE FOR FIXED CHARGES.........      $153,992            $226,257            $144,156            $185,044
                                                   ========            ========            ========            ========

RATIO OF EARNINGS TO FIXED CHARGES...........          1.82                1.44                1.82                1.54
                                                   ========            ========            ========            ========

(1)  Excluding interest on ASB deposits.

(2)  Including interest on ASB deposits.

(3) Total interest charges exclude interest on included in interest expense in HEI's nonrecourse debt from leveraged leases which is consolidated statements of income.